UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

U.S. Silica Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90346E103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90346E103	SCHEDULE 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Caselton Investments LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EIN 52-2301850
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,227,754
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,227,754
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,227,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.16%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 90346E103	SCHEDULE 13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Ricardo J. Cisneros I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,227,754
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,227,754
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,227,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.16%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 90346E103	SCHEDULE 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Eduardo Cisneros I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Colombia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 86,000
	6	SHARED VOTING POWER 3,227,754
	7	SOLE DISPOSITIVE POWER 86,000
	8	SHARED DISPOSITIVE POWER 3,227,754
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,313,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.28%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 90346E103	SCHEDULE 13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer.

U.S. Silica Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

24275 Katy Freeway

Suite 100

Katy, TX 77494

United States

Item 2(a).	Name of Person Filing.

This statement is filed by: (i) Caselton Investments LLC (“Caselton”) with respect to its beneficially owned shares of common stock (“Shares”) of the Issuer; (ii) Ricardo J. Cisneros, who, through his indirect ownership of 100% of the issued and outstanding equity interests in Caselton, may be deemed a beneficial owner with respect to Shares of the Issuer beneficially owned by Caselton; and (iii) Eduardo Cisneros with respect to Shares of the Issuer beneficially owned as an individual and with respect to Shares of the Issuer beneficially owned by Caselton for which Eduardo Cisneros, in his capacity as President of Caselton, may be deemed a beneficial owner.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The mailing address of Caselton Investments LLC, Ricardo J. Cisneros and Eduardo Cisneros is 2020 Ponce de Leon Blvd., PH-2, Coral Gables, Florida 33134.

Item 2(c).	Citizenship.

Caselton is a Delaware limited liability company.

Ricardo J. Cisneros is a citizen of Spain.

Eduardo Cisneros is a citizen of Colombia.

Item 2(d).	Title of Class of Securities.

Common Stock

Item 2(e).	CUSIP Number.

90346El03

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.

Not applicable

Item 4.	Ownership.

The percentages used herein are calculated based upon the 77,511,268 shares of common stock outstanding as September 30, 2018, as reported on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the quarterly period ended September 30, 2018.

CUSIP No. 90346E103	SCHEDULE 13G	Page 6 of 9 Pages

As of the close of business on December 31, 2018:

1. Caselton Investments LLC

(a) Amount beneficially owned: 3,227,754

(b) Percent of class: 4.16%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 3,227,754

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 3,227,754

2. Ricardo J. Cisneros

(a) Amount beneficially owned: 3,227,754

(b) Percent of class: 4.16%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 3,227,754

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 3,227,754

3. Eduardo Cisneros

(a) Amount beneficially owned: 3,313,754

(b) Percent of class: 4.28%

(c)(i) Sole power to vote or direct the vote: 86,000

(ii) Shared power to vote or direct the vote: 3,227,754

(iii) Sole power to dispose or direct the disposition: 86,000

(iv) Shared power to dispose or direct the disposition: 3,227,754

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Caselton Investments LLC.

Ricardo J. Cisneros.

Eduardo Cisneros.

Item 9.	Notice of Dissolution of Group.

Not applicable

CUSIP No. 90346E103	SCHEDULE 13G	Page 7 of 9 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 90346E103	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019	Caselton Investments LLC

/s/ Eduardo Cisneros
By: Eduardo Cisneros
Title: President

Ricardo J. Cisneros

/s/ Ricardo J. Cisneros
By: Ricardo J. Cisneros

Eduardo Cisneros

/s/ Eduardo Cisneros
By: Eduardo Cisneros

CUSIP No. 90346E103	SCHEDULE 13G	Page 9 of 9 Pages

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of common stock of U.S. Silica Holdings, Inc.

Dated: February 13, 2019	Caselton Investments LLC

/s/ Eduardo Cisneros
By: Eduardo Cisneros
Title: President

Ricardo J. Cisneros

/s/ Ricardo J. Cisneros
By: Ricardo J. Cisneros

Eduardo Cisneros

/s/ Eduardo Cisneros
By: Eduardo Cisneros